MCLAUGHLIN & STERN, LLP

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

January 31, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Joel Parker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Parker:

On behalf of our client, China YCT International Group, Inc. (the “Company”), I am writing to confirm my conversation with Kei Nakada, Staff Accountant, on January 27, 2012 that the Company would respond to your letter of January 13, 2012 by February 3, 2012. Although you had requested the response by today, which is the tenth business day after the date of your letter, the Company has been delayed in responding as senior management was unavailable during the Chinese New Year holiday, which was celebrated all of last week.

Thank you very much for your consideration. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly,

/s/ Steven Schuster
Steven Schuster